Filed by Teck Cominco Limited

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Inco Limited

Commission File Number: 333-134390

Date: June 29, 2006

NYSE Listing: June 29, 2006

“TCK” NYSE LISTING:

Forward Looking Information This presentation contains certain forward-looking statements and information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, the size and quality of the company’s development projects, mineral reserves and mineral resources, including after its proposed acquisition of Inco, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, including following its proposed acquisition of Inco, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, timing for listing Teck Cominco’s Class B subordinate voting shares on the NYSE, expected synergies and cost savings, from the proposed acquisition of Inco, including the timing thereof and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco’s and Inco’s development projects and other operations, the availability of financing for Teck Cominco’s and Inco’s development projects on reasonable terms, Teck Cominco’s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco’s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Forward Looking Information Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco/Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco’s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”). Certain of these risks are described in more detail in the annual information form of the company and in public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice   This presentation may be deemed to be solicitation material in respect of Teck Cominco's proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco filed the following documents with the Securities and Exchange Commission (SEC) in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O. Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

NYSE Listing: June 29, 2006

Offer for Inco Continue to Pursue Other Opportunities Watching Outcome of N/Xstrata Battle for FAL Broad Base Support from Investors & Key Constituents

Core Values Long Life Assets Diversified Asset Base Value-Added Growth Long-Term Financial Performance

Long-Life Operating Assets Red Dog Elk Valley Coal Fort Hills Antamina Key Competitive Advantage Long-Life, Low-Cost Resource Positions

Diversified Growth Pipeline 2006 2008 2007 2009 2010 2011 2012 2013 2014 2015 Lennard Shelf Sa Dena Hes San Nicolas Kudz Ze Kayah Red Dog Expansion HVC Extension San Nicolas Petaquilla Morelos Lobo Marte Pogo Expansion EVCC Expansion to 30 MT Quintette 5 Mt Restart Fort Hills Oil Sands Zinc Copper/ Moly Gold Coal Committed Development Potential Development Lease 311 Lease 14 HVC Extension (CESL) Agi Dagi/ Kirazli

Growth Potential: Zinc 0 km 5 78’@ 21% Zn, incl. 17’ @ 50% Zn 45’@ 8% Zn, incl. 3’ @ 29% Zn 24’@ 8% Zn, incl. 6’ @17% Zn 15.5’@ 21% Zn Anarraaq 17M tonnes @17%Zn 14’@ 29% Zn Red Dog RESIDUAL GRAVITY RESULTS Since 1995 over 14M tonnes of zinc metal discovered Finding cost: US$1/mt zinc Current price: US$3021/mt zinc Large areas still unexplored # #

Growth Potential: Coal Managing partner Elk Valley 24 -25 M tonnes in 2006 28 M tonnes by 2008 Quintette Potential to add 5 M tonnes 40%-50% growth if markets warrant British Columbia Alberta RIDLEY NEPTUNE WESTSHORE VANCOUVER PRINCE RUPERT Cardinal River Elk Valley U.S.A port city coal mine mining area Quintette ELK VALLEY, B.C: 45.2% INTEREST

Growth Potential: Copper

HIGHLAND VALLEY, B.C – ORE SOURCES



Valley EX13
Valley West EX19
JA Zone
Lornex Salvage Option
Lornex Pit 16
MINE LIFE EXTENSION
Current Plan ~2013
Stage 2 ~2019
Potential ~2030
Highmont East
Highmont South

- Using Inco/Falco synergy model prices HVC mine life at least 25 years

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CESL Hydrometallurgical Process Potential benefits if introduced to Inco operations Voisey’s Bay/Thompson CVRD independently selected CESL for its Salobo Project More advanced, environmentally sound & commercially viable Patented Technology for Treating Ni & Cu Concentrates

Growth in Oil Sands Mining expertise a core competency 3.5 B barrel resource 15% partner 40 year mine plan @ 190,000 bpd Natural energy cost hedge Fort Hills Project

Growth Potential: Gold Maximizing Value Pogo + Hemlo interests equivalent to 450,000 oz in 2007 Attractive organic growth in Mexico, Chile & Turkey Morelos 3.2 M oz feasibility study Equity interest ~8.0 M oz resources If standalone would rank among mid-tier North American producers

Growth Through Exploration Minco Mining and Metals Corporation Gold opportunities in China PROJECT RMG Services White Knight Resources Inc. Stratex International Plc Fronteer Development Group Inc. International Nickel Ventures Corp. Mansfield Minerals Inc. Carrapateena copper project in Australia Gold in Nevada Base metals & gold in Europe and Africa Gold in Turkey, uranium in Canada Base and precious metals in S. America Representative Junior Exploration Projects 1. 2. 3. 4. 5. 6. 7. Nickel in Brazil Total of 55 Exploration Partnerships

Joint Venture Successes 13 of last 15 mines 16 partners over 30 years Grew market cap from $20 M to $13 B Oil Sands is next JV

Teck Cominco Vs North American Companies Long-term Share Price (%) TEK Share Price Increase over Period: PD Share Price Increase over Period: 8173% 694%  FAL Share Price Increase over Period: 255% N Share Price Increase over Period: 110% Based on year-end closing prices 1975 to 2005 10% 100% 1000% 10000% 1975 1980 1985 1990 1995 2000 2005  Relative Change in Share Price (% Teck Cominco 15.9% Compound Growth 2.5% Compound Growth Inco TEK N FAL PD

Company Snapshot Operating Assets Financial Assets Growth Assets Zinc, Copper & Coal Mines Refinery & Specialty Metals Cash, Gold, Marketable Securities Fort Hills, Lease 14 & 311 Growth Pipeline Projects 55 Jr Exploration Partners

Company Snapshot Operating Assets Zinc, Copper & Coal Mines Refinery & Specialty Metals Zinc ($/lb) Copper ($/lb) Gold ($/oz) Coal ($/tonne) CAD / USD CONSERVATIVE LEVERAGE EPS (fd) 0.63 1.67 445 99 1.21 1.27 2.76 595 114 1.14 YTD 2005 $6.22 $7.32 LTM Mar 31. 2005

Extraordinary Earnings Power Zinc ($/lb) Copper ($/lb) Gold ($/oz) Coal ($/tonne) CAD / USD $0.73 1.86 476 114 1.19 $1.35 3.14 586 107* 1.12 LTM to Q1 ’06 average June 26 ’06 spot Q1 ’06 average $1.02 2.24 554 122 1.16 * 2006 Coal year average price

Price Sensitivity $0.01 ZINC PRICE $10 M ANNUAL EARNINGS $0.01 COPPER PRICE $4 M ANNUAL EARNINGS

Company Snapshot Operating Assets Zinc, Copper & Coal Mines Refinery & Specialty Metals Zinc ($/lb) Copper ($/lb) Gold ($/oz) Coal ($/tonne) CAD / USD CONSERVATIVE LEVERAGE EPS (fd) 0.63 1.67 445 99 1.21 1.27 2.76 595 114 1.14 YTD 2005 $6.22 $7.32 LTM Mar 31. 2005

Company Snapshot Operating Assets Financial Assets Zinc, Copper & Coal Mines Refinery & Specialty Metals Cash, Gold, Marketable Securities March 31, 2006 December 31, 2005 $3.2 Billion BV $400 Million MV $847 Million CASH MARKETABLE SECURITIES > $20 PER SHARE TOTAL (Before adding value of gold)

Company Snapshot

Operating Assets

Zinc, Copper & Coal Mines
Refinery & Specialty Metals

Financial Assets

Cash, Gold,
Marketable Securities

GOLD ASSETS

HEMLO	~240 koz/yr production
POGO	~160 to 200 koz/yr production
MORELOS	3.2 M oz resource
LOBO/MARTE	+/-3 M oz resource
AGI DAGI/KIRAZLI	+/- 1 M oz resource

TOTAL RESOURCES: ~8 M oz

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Company Snapshot

Operating Assets

Zinc, Copper & Coal Mines
Refinery & Specialty Metals

Financial Assets

Cash, Gold,
Marketable Securities

Growth Assets

Oil Sand Assets
(Fort Hills, Lease 14 & 311)
Growth Pipeline Projects
55 Jr Exploration Partners

OIL SANDS	15% Partner* UTS@30% ~**$2.5 B** * After $475 M earn-in
EXPLORATION	**55** Partnerships

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Dividend Yield Comparables 3.20% YIELD COMPANY  Inco Falconbridge Phelps Dodge Rio Tinto BHP Billiton Anglo American 0.78% 0.83% 1.07% 1.70% 1.77% 2.34% C$2.00 US$0.50 C$0.48 US$0.80 £0.467 US$0.32 US$0.90 PAYOUT/SHARE Regular Declared Dividends (excludes special/repos) Yields based on closing prices June 25, 2006

Company Snapshot = + OUTSTANDING VALUE Performance Potential

Foundation for Long-Term Growth Strong Balance Sheet Strong, Respected Track Record Global Competitor for Next Generation of World Class Assets Continuing Focus on Creating REAL Shareholder Value Strong Operations and Growth Portfolio

[LOGO]

Underground Mining Expertise Sullivan 92 years of active production > $20 billion of metal produced Mine Operated Mill(tpd) Interest Notable Polaris Louvicourt Hemlo Pend Oreille Pogo Lennard Shelf 1909- 2001 1982- 2002 1995- 2005 1985- 2004- 2006- 2007- 5,500 3,000 4,500 10,000 2,000 2,500 2,800 100% 100% 25% 50% 100% 40% 50% The most northerly base metal mine in the world Teck managed project during construction Williams is the largest gold mine in Canada Re-started an historic mine Expected to produce an average 400,000 ozs gold/year Previously sixth largest zinc mine in the world

Shareholder Value Creation Teck Cominco Has Outperformed in Period Since Teck/Cominco & BHP/Billiton Mergers Total Return (US$) August-1-2001 to June-23-2006 Source: Bloomberg Assumes Dividend Reinvestment Share Price Return (US$) August-1-2001 to June-23-2006 687% 353% 260% 246% 240% 0% 200% 400% 600% 800% Teck Class B Shares BHP Billiton Rio Tinto Inco Anglo American (100%) 0% 100% 200% 300% 400% 500% 600% 700% 800% 900% 1000% Aug-2001 May-2002 Feb-2003 Nov-2003 Aug-2004 May-2005 Feb-2006 Teck: 626% BHP Billiton: 300% Rio Tinto: 202% Inco: 242% Anglo American: 183%

Global Zinc Demand Exceeds Supply Source : ILZSG, Teck Cominco 2002 2003 2004 2005 Tonnes (000) 2006F 2007F 9,000 9,500 10,000 10,500 11,000 11,500 12,000 Demand Supply

World Zinc Production & Consumption Mine Production Refined Production Consumption Tonnes Millions World Zinc Production & Consumption 12.0 9.0 10.0 9.5 10.5 11.0 11.5 8.0 8.5 Source: ILZSG, Teck Cominco '02 '03 '04 05(f) 06(f) 07(f) Kilotonnes 10 Largest Additions to World Zinc Mine Supply 2006/07 Source: Teck Cominco *At full rates in 2008 0 50 100 150 200 250  Balmat Cerro Lindo Shaimerden Antamina Tennessee MinesUst Stolovska Mount Isa Lennard Shelf Dairi*San Cristobal*

Fundamentals Support New Price Threshold Zinc Source: LME US¢/lb 2004 2005 Jan Jan Jan 06 40 60 80 100 120 140 160 200 350 500 650 800 Price Inventories Tonnes (000)

Copper Price 1986 - 2005 Average Annual price vs Inflation Adjusted Average Annual price (2005 $) Source: LME US¢/lb Inflation Adjusted Average Annual price in 2005 Dollars Average Annual price 0 50 100 150 200 250 300 1986 1992 1998 2004

Copper Price 1960 - 2005 Average Annual price vs Inflation Adjusted Average Annual price (2005 $) Source: LME US¢/lb Inflation Adjusted Average Annual price in 2005 Dollars Average Annual price 0 50 100 150 200 250 300 350 400 450 1960 1966 1972 1978 1984 1990 1996 2002

Copper Price 1946 - 2005 Average Annual price vs Inflation Adjusted Average Annual price (2005 $) Source: LME US¢/lb Inflation Adjusted Average Annual price in 2005 Dollars Average Annual price 0 50 100 150 200 250 300 350 400 450 1946 1952 1958 1964 1970 1976 1982 1988 1994 2000 2006